UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

Cross Country Healthcare, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

227483104

(CUSIP Number)

JEFFREY JACOBOWITZ

SIMCOE CAPITAL MANAGEMENT, LLC

540 Madison Avenue, 27th Floor

New York, New York 10022

(212) 448-7400

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 22, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

SIMCOE CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,278,098
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,278,098
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

SIMCOE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,070,200
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,070,200
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,070,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

SIMCOE SELECT, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		127,174
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

127,174
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

127,174
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

SIMCOE MANAGEMENT COMPANY, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,197,374
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,197,374
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,197,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

SDR PARTNERS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		80,724
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

80,724
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,724
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 227483104

1	NAME OF REPORTING PERSON

JEFFREY JACOBOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,278,098
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,278,098
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,278,098
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 227483104

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share (the “Shares”), of Cross Country Healthcare, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6551 Park of Commerce Boulevard, N.W., Boca Raton, Florida 33487.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Simcoe Partners, L.P., a Delaware limited partnership (“Simcoe Partners”);
(ii)	Simcoe Select, L.P., a Delaware limited partnership (“Simcoe Select”);
(iii)	Simcoe Management Company, LLC, a Delaware limited liability company (“Simcoe Management”), which serves as the general partner of Simcoe Partners and Simcoe Select;
(iv)	SDR Partners, LLC, a Delaware limited liability company (“SDR Partners”);
(v)	Simcoe Capital Management, LLC, a Delaware limited liability company (“Simcoe Capital”), which serves as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners; and
(vi)	Jeffrey Jacobowitz, who serves as the Managing Member of each of Simcoe Management and Simcoe Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 540 Madison Avenue, 27th Floor, New York, New York 10022.

(c)       The principal business of each of Simcoe Partners, Simcoe Select and SDR Partners is investing in securities. The principal business of Simcoe Management is serving as the general partner of Simcoe Partners and Simcoe Select. The principal business of Simcoe Capital is serving as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners. Mr. Jacobowitz is the Managing Member of each of Simcoe Management and Simcoe Capital.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

8

CUSIP No. 227483104

(f)       Mr. Jacobowitz is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Simcoe Partners, Simcoe Select and SDR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,070,200 Shares directly owned by Simcoe Partners is approximately $44,206,325, including brokerage commissions. The aggregate purchase price of the 127,174 Shares directly owned by Simcoe Select is approximately $3,198,351, including brokerage commissions. The aggregate purchase price of the 80,724 Shares directly owned by SDR Partners is approximately $2,030,161, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were substantially undervalued. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and Board of Directors (the “Board”), other investment opportunities available to the Reporting Persons, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with the Issuer’s management and Board, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, making recommendations or proposals to the Issuer concerning changes to the Issuer’s operations, governance or capitalization, potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, acquiring additional Shares, disposing of some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,231,338 Shares outstanding, as of July 21, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2022.

A.	Simcoe Partners
(a)	As of the date hereof, Simcoe Partners directly owned 2,070,200 Shares.

Percentage: 5.4%

9

CUSIP No. 227483104

(b)	1. Sole power to vote or direct vote: 2,070,200
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,070,200
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Simcoe Select
(a)	As of the date hereof, Simcoe Select directly owned 127,174 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 127,174
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 127,174
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Simcoe Management
(a)	Simcoe Management, as the general partner of Simcoe Partners and Simcoe Select, may be deemed the beneficial owner of the (i) 2,070,200 Shares owned by Simcoe Partners and (ii) 127,174 Shares owned by Simcoe Select.

Percentage: 5.7%

(b)	1. Sole power to vote or direct vote: 2,197,374 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,197,374

4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Management has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Simcoe Partners and Simcoe Select during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	SDR Partners
(a)	As of the date hereof, SDR Partners directly owned 80,724 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 80,724
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 80,724
4. Shared power to dispose or direct the disposition: 0

10

CUSIP No. 227483104

(c)	The transactions in the Shares by SDR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Simcoe Capital
(a)	Simcoe Capital, as the investment manager to each of Simcoe Partners, Simcoe Select and SDR Partners, may be deemed the beneficial owner of the (i) 2,070,200 Shares owned by Simcoe Partners, (ii) 127,174 Shares owned by Simcoe Select and (iii) 80,724 Shares owned by SDR Partners.

Percentage: 6.0%

(b)	1. Sole power to vote or direct vote: 2,278,098 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,278,098

4. Shared power to dispose or direct the disposition: 0

(c)	Simcoe Capital has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Select and SDR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
F.	Mr. Jacobowitz
(a)	Mr. Jacobowitz, as Managing Member of each of Simcoe Management and Simcoe Capital, may be deemed the beneficial owner of the (i) 2,070,200 Shares owned by Simcoe Partners (ii) 127,174 Shares owned by Simcoe Select and (iii) 80,724 Shares owned by SDR Partners.

Percentage: 6.0%

(b)	1. Sole power to vote or direct vote: 2,278,098 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 2,278,098

4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Jacobowitz has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Simcoe Partners, Simcoe Select and SDR Partners during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
11

CUSIP No. 227483104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 1, 2022, the Reporting Persons entered into a Joint Filing Agreement in which, among other things, the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and among Simcoe Partners, L.P., Simcoe Select, L.P., SDR Partners, LLC, Simcoe Management Company, LLC, Simcoe Capital Management, LLC and Jeffrey Jacobowitz, dated September 1, 2022.

12

CUSIP No. 227483104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2022

Simcoe Partners, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Select, L.P.

By:	Simcoe Management Company, LLC General Partner

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Management Company, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

SDR Partners, LLC

By:	Simcoe Capital Management, LLC Investment Manager

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

Simcoe Capital Management, LLC

By:	/s/ Jeffrey Jacobowitz
	Name:	Jeffrey Jacobowitz
	Title:	Managing Member

/s/ Jeffrey Jacobowitz
Jeffrey Jacobowitz

13

CUSIP No. 227483104

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

SIMCOE PARTNERS, L.P.

431,983	22.9628	08/04/2022
101,487	25.0113	08/05/2022
31,614	24.0092	08/18/2022
62,403	24.3477	08/19/2022
68,093	24.3885	08/22/2022
46,567	24.6474	08/23/2022
54,343	25.0436	08/24/2022
130,085	26.4333	08/25/2022

SIMCOE SELECT, L.P.

10,227	24.0092	08/18/2022
20,188	24.3477	08/19/2022
22,029	24.3885	08/22/2022
15,065	24.6474	08/23/2022
17,581	25.0436	08/24/2022
42,084	26.4333	08/25/2022

SDR PARTNERS, LLC

6,492	24.0092	08/18/2022
12,815	24.3477	08/19/2022
13,983	24.3885	08/22/2022
9,562	24.6474	08/23/2022
11,159	25.0436	08/24/2022
26,713	26.4333	08/25/2022